UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
AMENDMENT  NO. 2
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

POWIN ENERGY CORPORATION
(Name of the Issuer)

Geoffrey L. Brown
President
Joseph Lu
Chief Executive Officer
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities}

73939Q105
(CUSIP Number of Class of Securities)

POWIN ENERGY CORPORATION
20550 SW 115th Ave.
Tualatin, OR 97062
(503) 598-6659

WITH COPIES TO:

Robert C. Laskowski, Esq.
520 SW Yamhill, Suite 600
Portland, OR 97204-1329
(503) 241-0780

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☒	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if this is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION (1)	AMOUNT OF FILING FEE (2)

$21,000	$2.62

(1)
Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, the value of the securities proposed to be acquired consists of the estimated $21,000.00 of cash to be paid in lieu of the issuance of fractional shares of common stock in the reverse stock split.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the cash to be paid in lieu of fractional shares.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $

Form or registration no.:

Filing party:

Date filed:

INTRODUCTION

This Rule 13E-3 Transaction Statement (''Schedule 13E-3") is being filed by Powin Energy Corporation ("Company") in connection with a proposed going private transaction, in which the Company will effect a l-for- 100 reverse stock split of its common stock, $0.001 par value. In the reverse stock split,   holders of the Company's common stock will receive one share of common stock for each 100 shares they hold immediately prior to the effective date of the reverse stock split. Those shareholders who, immediately following the reverse stock split, would hold only a fraction of a share of the Company’s common stock will, in lieu thereof, be paid an amount, in cash, equal to $176.00 times such fraction of a share and will no longer be shareholders of the Company. Completion of the reverse stock split will result in the Company having less than 300 shareholders of its common stock, enabling it to elect to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Immediately following the reverse stock split, the Company will conduct a 100-for-1 forward stock split for those shareholders who, after the reverse stock split, hold at least one whole share of common stock.

Under the Nevada Business Corporation Act and the Articles of Incorporation of the Company, as amended, the Board of Directors of the Company may conduct the reverse stock split without the approval of the shareholders. Therefore, the Company is not seeking shareholder approval for the reverse stock split and no vote is sought in connection therewith. The reverse stock split will be conducted upon the terms and subject to the conditions set forth in the Company’s disclosure statement ("Disclosure Statement") attached to this Schedule and made a part hereof.

The information contained in the Disclosure Statement, including all Appendices thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein will have the meanings given to them in the Disclosure Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

ITEM 1	SUMMARY TERM SHEET.

The definitions of the capitalized terms in this Agreement are contained in Part 15 below.

The information set forth in the Disclosure Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2	SUBJECT COMPANY INFORMATION.

(a)        Name and Address.

Powin Energy Corporation
20550 SW 115th Ave.
Tualatin, OR 97062
(503) 598-6659
(b)        Securities. As of June 30, 2018, the Company had 45,263,070 shares of   $0.001 par value common stock issued and outstanding.

(c)        Trading Market and Price. The information contained in the Disclosure Statement under the caption "Summary Financial Information -- Market Prices and Dividend Information" is incorporated herein by reference.

(d)        Dividends. The information contained in the Disclosure Statement under the caption "Summary Financial Information -- Market Prices and Dividend Information" is hereby incorporated by reference.

(e)        Prior Public Offerings:           S-1 Registration Statement filed July 31, 2009.

(f)        Prior Stock Purchases:           None.

ITEM 3	IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a)        Name and Address. Powin Energy Corporation is the filing person of this Schedule 13E-3. The Company's business address is 20550 SW 115th Ave, Tualatin, OR 97062 and the Company's telephone number is (503) 598-6659. The name of each director and executive officer of the Company is incorporated herein by reference to the section of the Company's annual report on Form 10-K filed with the United States Securities and Exchange Commission ("SEC") on April 16, 2018 ((“10-K Report"), captioned "Directors and Executive Officers and Corporate Governance". The address of each of the directors and executive officers is 20550 SW 115th Ave., Tualatin, OR 97062.

(b)        Business and Background of Entities. Not applicable.

(c)        Business and Background of Natural Persons.

(1) and (2) The name and business background of each director and executive officer of the Company is incorporated herein by reference to the section of the 10-K Report captioned “Directors and Executive Officers and Corporate Governance". The address of each of the directors and executive officers is 20550 SW 115th Ave., Tualatin, OR 97062

3)        During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

4)        During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

5)        All executive officers of the Company are citizens of the United States of America.  Two directors are citizens of the People’s Republic of China.

ITEM 4	TERMS OF THE TRANSACTION.

(a) and (c) – (f) Material Terms; Different Terms; Appraisal Rights; Provisions for Unaffiliated Security Holders; and Eligibility for Listing or Trading. The information set forth in the Disclosure Statement under the captions "Summary Term Sheet" and "Special Factors 11 is incorporated herein by reference.

(f) Eligibility for Listing or Trading:           Not Applicable.

ITEM 5	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) - (c) Transactions; Significant Corporate Events; Negotiations or Contacts. The information set forth in the 10-K Report under Part III Item 13 “Certain Relationships and Related Transactions, Director Independence” is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities.  None.

ITEM 6	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) and (c) (1) - (c)(8) Use of Securities Acquired and Plans. The information set forth in the Disclosure Statement under the captions Special Factors          Going Private Transaction; Purposes" and "Special Factors -- Certain Effects of the Transaction" is incorporated herein by reference.

ITEM 7	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) - (d) Purposes; Alternatives; Reasons; and Effects. The information set forth in the Disclosure Statement under the captions "Summary Term Sheet - Going Private Transaction; Purposes"; "Summary Term Sheet - Reasons for the Transaction"; "Summary Term Sheet - Effect on Market for Shares"; "Summary Term Sheet - Federal Tax Consequences"; "Special Factors - Going Private Transaction; Purposes"; "Special Factors - Reasons for the Transaction"; and "Special Factors - Certain Effects on the Transaction" is incorporated herein by reference.

ITEM 8	FAIRNESS OF THE TRANSACTION.

(a) - (e) Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors. The information set forth in the Disclosure Statement under the captions "Summary Term Sheet -- Fairness of the Transaction and Fairness Opinion"; "Summary Term Sheet - - Shareholder Approval"; "Special Factors Fairness of the Transaction"; and "Special Factors -- Fairness Opinion of Financial Advisor" is incorporated herein by reference.

(f) Other Offers. Not Applicable.

ITEM 9	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a) - (c) Reports; Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Disclosure Statement under the captions "Summary Term Sheet -- Fairness of the Transaction and Fairness Opinion"; "Special Factors -- Fairness of the Transaction" is incorporated herein by reference.

ITEM 10	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) - (f) Sources of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Disclosure Statement under the caption "Special Factors - Fees and Expenses" is incorporated herein by reference.

ITEM 11	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)        Securities Ownership. The information set forth in the 10-K Report Part III, Item 12 “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” is incorporated herein by reference.

(b)        Securities Transactions:           None.

ITEM 12	THE SOLICITATION OR RECOMMENDATION.

(a)        Intent to Tender or Vote in a Going-Private transaction:           Not Applicable

(e)        Recommendation of Others:           Not Applicable.

ITEM 13	FINANCIAL INFORMATION.

(a)        Financial information. The Company's audited financial statements and unaudited interim financial statements required by Item 1010(a) of Regulation M-A are incorporated by reference into the Disclosure Statement from the 10-K Report for the fiscal year ended December 31,2017   and from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.  The information set forth under the caption “Selected Financial Data” in the Disclosure Statement is incorporated herein by reference.

(b)        Pro forma information. The information set forth in the Disclosure Statement under the caption "Summary Financial Information -- Summary Pro Forma Financial Information" is incorporated herein by reference.

Information incorporated herein by reference to the 10-K Report has been filed by the Company with the SEC as previously stated. You may obtain copies of these reports, statements or other information that the Company files from the Public Reference Section of the SEC at 100 F Street N.E., Washington D.C. 20549 at prescribed rates. Copies of such materials may also be accessed through the SEC's Internet site at www.sec.gov.

ITEM 14	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) - (b) Solicitations or Recommendations; Employees or Corporate Asset:    Not applicable.

ITEM 15	ADDITIONAL INFORMATION.

(b)        Other material information. The information set forth in the Disclosure Statement and each Appendix thereto is incorporated herein by reference.

ITEM 16	ITEM 16. EXHIBITS.

(a)        The Disclosure Statement

This Schedule 13E-3 incorporates by reference the documents listed below that were filed with the SEC under Section 15(d) of the Exchange Act.

SEC Filings (File No. 000-54015	Period

Annual Report on Form 10-K	Year ended December 31 2017

Quarterly Report on Form 10-Q	Quarter ended June 30, 2018

(b)        Not applicable.

(c)        Not applicable.

(d)        Not applicable.

(e)        Not applicable.

(f)        Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Geoffrey L. Brown

Title: President

Name: Geoffrey L. Brown

Date: August____, 2018.

POWIN ENERGY CORPORATION

[Letterhead]

August _____ 2018

Dear Shareholder,

Powin Energy Corporation   intends to engage in a transaction that will result in termination of the registration of our common stock under the federal securities laws. This will eliminate the significant expense required to comply with the reporting and related requirements under these laws. Often referred to as a "going private transaction," the transaction is a reverse split of our common stock whereby each 100 shares of our common stock will be converted to one share of our common stock, and holders of fractional shares would be entitled to receive cash in lieu of fractional interests an amount equal to $176.00 per share for each pre-split share or $176.00 for each post-split share that becomes a fractional share. Shareholders owning less than 100 shares will no longer be shareholders of the Company. The $176.00 per share price represents the fair value for a share of our common stock after the reverse stock split determined by the Company’s Board of Directors. Following the reverse stock split, the Company will complete a 100-for-1 forward stock split for those shareholders who, after the reverse stock split, will hold at least one share of common stock.

After lengthy consideration, the Board of Directors  concluded that the costs associated with continuing to be a "public" company are not justified by the benefits. The Board has reviewed the proposed transaction and considered its fairness to unaffiliated stockholders who will be affected by the reverse stock split. After careful consideration, the Board of Directors believes that transaction is in the best interests of the Company and its stockholders.

Under the Nevada Business Corporation Act and the Articles of Incorporation of the Company, the Board of Directors of the Company may conduct the reverse stock split without the approval of the shareholders. Therefore, the Company is not seeking shareholder approval for reverse stock split. Under the Nevada Business Corporation Act, shareholders are entitled to dissenters' rights in connection with this type of going private transaction.

The attached Disclosure Statement contains details on the proposed transaction and we urge you to read it very carefully. Thank you for your continued support.

Geoffrey L. Brown
President

Joseph Lu
Chief Executive Officer

 -i-